Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

December 30, 2022
CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Ms. Kathleen Collins
Ms. Megan Akst

Re:	BIT Mining Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 7, 2022 File No. 001-36206

Ladies and Gentlemen:

On behalf of our client, BIT Mining Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 15, 2022 (the “November 15 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 7, 2022 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the November 15 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	kathryn kING sudol	christopher k.s. wong

resident partners

simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in

New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
December 30, 2022	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2021
Item 3. Key Information, page 3

1.	We note your response to prior comment 2. Please provide us with the proposed disclosure that you intend to include in your next Form 20-F, including any amendment to your current Form 20-F.

In response to the Staff’s comment, the Company intends to include the following proposed disclosure in its next annual report on Form 20-F for the fiscal year ending December 31, 2022. The Company does not intend to amend the Annual Report.

“BIT Mining Limited, our ultimate Cayman Islands holding company, does not have substantive operations other than (1) holding certain of our digital assets in connection with our cryptocurrency mining business and (2) indirectly holding the equity interest in our subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, Kazakhstan, the United States and China. As of the date of this annual report, (i) we do not have revenue-generating operations in China, and our remaining operations in China primarily involve the provision of administrative support to our cryptocurrency mining business as well as the provision of internal information technology services to our operating entities and mining pools outside China; and (ii) we do not maintain any variable interest entity structure in China. Adverse actions by the Chinese government may potentially force us to cease our administrative support and internal information technology services from China to your international cryptocurrency mining business. We have developed Ethereum mining operation in Hong Kong, but have no plan to further expand such Hong Kong-based operation. This is because we are focusing on growing our cryptocurrency mining operations in the United States. In 2019, 2020 and 2021, our operations in Hong Kong generated approximately nil, nil and 1.4% of our total revenue for such year. As used in this annual report, “we,” “us,” “our company” or “our” refers to BIT Mining Limited, a Cayman Islands exempted company and its subsidiaries. Investors in our ADSs are purchasing equity interest in a Cayman Islands holding company.

“The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this annual report. BIT Mining Limited, in which investors hold an interest, is shared in grey.”

BIT Mining Limited (Cayman)
100%
Alliance International Technologies Limited (BVI)
100%
Hong Kong Sunstar Technology Co.,Limited (Hong Kong)
100%
Beijing Guixinyangguang Technology Limited (PRC)
100%
Bee Computing (HK) Limited (Hong Kong)
100%
Fine Brand Limited (BVI)
100%
Star Light Inc. (Cayman)
100%
Skill Esport Limited (Hong Kong)
100%
Summit Bend US Corporation (USA)
100%
Star Light Ohio I Corporation (USA)
100%
Star Light Ohio II Corporation (USA)
100%
Asgard Data Centers LLC (USA)
100%
1324492 B.C. Ltd. (Canada)
100%
500wan HK Limited (Hong Kong)
100%
E-Sun Sky Computer (Shenzhen) Co., Ltd. (PRC)
100%
E-Sun Kazakhstan Limited (Kazakhstan)
100%
BT Minig Limited (Cayman)
100%
The Multi Group Ltd (Malta)
100%
Multi Warehouse Ltd. (Malta)
100%
Multi Brand Gaming Ltd. (Malta)
100%
Multilotto UK Ltd. (Malta)
100%
Lotto Warehouse Ltd. (Malta)
100%
Wasp Media Ltd. (Malta)
100%
Round Spot Services Ltd. (Cyprus)
100%
Multi Pay N.V. (Curacao)
100%
Oddson Europe Ltd. (Malta)
Equity Interest

2.	We note your response to prior comment 3. Please provide us with the proposed disclosure that you intend to include in your next Form 20-F, including any amendment.

In response to the Staff’s comment, the Company intends to include the following proposed disclosure in its next annual report on Form 20-F for the fiscal year ending December 31, 2022. The Company does not intend to amend the Annual Report.

“Cash can be transferred between our holding company in Cayman Islands and our subsidiaries in China and other regions and countries through intercompany fund advances and capital contributions.

Simpson Thacher & Bartlett
December 30, 2022	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

“As of the date of this annual report, BIT Mining Limited has not distributed any earnings to its subsidiaries or the former VIEs. BIT Mining Limited currently does not have any plan to distribute earnings to our subsidiaries in the foreseeable future. No transfers, dividends, or distributions have been made to date to U.S. investors.

“In 2019, 2020 and 2021, BIT Mining Limited transferred cash to our subsidiaries of RMB9.4 million, nil and RMB426.1 million, respectively, through intercompany fund advances and capital contributions. BIT Mining Limited transferred cash to the former VIEs of RMB56.8 million, RMB27.9 million and RMB8.8 million, respectively, through intercompany fund advances and long-term loan, which was interest free and without recourse. Our wholly-owned subsidiaries in China transferred cash to the former VIEs of RMB102.7 million, RMB10,000 and RMB2.8 million, respectively, through short-term loan, which was interest free and without recourse. Furthermore, in 2021 and up to the date of this annual report, our subsidiaries in China transferred certain cryptocurrency mining assets and equipment to our overseas subsidiaries, which was a part of our business strategy to migrate our cryptocurrency mining business out of China.

“In 2019, 2020 and 2021, the former VIEs transferred cash to our wholly-owned subsidiaries of RMB2.8 million, RMB8.3 million and RMB186.9 million, respectively, pursuant to our former contractual arrangements.

“The aforementioned cash and assets transfers among our Cayman holding company, subsidiaries and the former VIEs were for business operation purposes. As of the date of this annual report, a substantial majority of our assets and cash are located outside of China. We are not aware of any regulatory restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, Kazakhstan and the United States. We are subject to applicable PRC regulation of loans to or investment in subsidiaries in China.”

3.	We note your response to prior comment 4. Please provide us with the proposed disclosure that you intend to include in your next Form 20-F, including any amendment.

In response to the Staff’s comment, the Company intends to include the following proposed disclosure in its next annual report on Form 20-F for the fiscal year ending December 31, 2022. The Company does not intend to amend the Annual Report.

“We face various legal and operational risks and regulatory uncertainties associated with having certain non revenue-generating subsidiaries, certain administrative personnel, and certain members of the board of directors located in China. The PRC government has significant authority to exert influence on the ability of a company located in China to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. We cannot assure you that such influence will not be extended to companies operating in Hong Kong, such as our Hong Kong subsidiaries. We may have to scale down or cease our remaining operations in China and our Ethereum mining operation in Hong Kong, if the PRC government extends its influence and/or control in Hong Kong to restrict or otherwise regulate our remaining operations in China and our Ethereum mining operation in Hong Kong. For example, we face risks and uncertainties associated with regulatory approvals of offshore offerings and oversight on cybersecurity and data privacy. Such risks and uncertainties could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over our business operations in China, and may intervene with or influence our China-based operations as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. These regulatory risks and uncertainties could become applicable to our Hong Kong operations if regulatory authorities in Hong Kong adopt similar rules and/or regulatory actions. Any adverse action, once taken by the PRC and/or Hong Kong government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Simpson Thacher & Bartlett
December 30, 2022	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

“Our U.S.-based auditor, MaloneBailey, LLP, is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. As of the date of this annual report, we have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Companies Accountable Act (“HFCA Act”). However, we could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCA Act and the securities regulations promulgated thereunder if the PCAOB determines in the future that it is unable to completely inspect or investigate our auditor which has a presence in China.”

Item 8. Financial Information
Note 2. Summary of Significant Accounting Policies, page F-15

4.	We note your response to prior comment 13. Please tell us how you considered the guidance in ASC 350-10-40-1 in determining that transactions involving the payment of expenses or the acquisition of assets in exchange for cryptocurrency should be accounted for in accordance with ASC 845. Also, tell us how you determined that no gain or loss is recognized in such transactions and specifically address situations in which the fair value of the cryptocurrency exchanged exceeded the carrying value. Lastly, revise your proposed accounting policy to eliminate the reference to "generally" and describe the circumstance in which the transfer would not be based on fair value or revise as necessary.

The Company respectfully acknowledges the Staff’s comment and has reassessed the accounting for transactions involving the payment of expenses or the acquisition of assets in exchange for cryptocurrency as follows.

The Company has considered ASC 350-10-40-1 which indicates that an entity shall account for the derecognition of a nonfinancial asset in accordance with ASC 610-20 unless a scope exception from ASC 610-20 applies. Based on ASC 610-20-15-4, the scope exception includes nonmonetary transactions within the scope of ASC 845. The Company has further analyzed under ASC 845-10-15-4 that the transfer of a nonfinancial asset within the scope of ASC 610-20 in exchange for noncash consideration would be scoped out from ASC 845. As a result, the Company concluded that transactions involving the payment of expenses or the acquisition of assets in exchange for cryptocurrency should be accounted for under ASC 610-20.

Simpson Thacher & Bartlett
December 30, 2022	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

Pursuant to ASC 610-20, as the Company does not hold controlling financial interests in any of the counterparties in the transactions, it evaluates the transactions in accordance with ASC 610-20-25-5 through 25-7. The Company has concluded that contracts that meet all of the criteria in ASC 606-10-25-1 exist, and the counterparties have obtained control of the cryptocurrencies. Therefore, in those transactions, the Company has met the criteria to derecognize the cryptocurrencies. In accordance with ASC 610-20-32-2 through 32-3, the Company should recognize a gain or loss for the difference between the amount of consideration measured and allocated to that asset and the carrying amount of the distinct asset. The amount of consideration includes both the transaction price to be determined following ASC 606-10-32-2 through 32-27 and the carrying amount of liabilities assumed or relieved by a counterparty.

The Company respectfully advises the Staff that the nature of the Company’s transactions is mainly the transfers of USDT to pay off hosting expenses charged by third-party mining data centers which host the Company’s mining machines and to acquire certain intangible asset. The relevant contracts were priced in fiat currencies and the counterparties accepted the payments in the form of USDT. For these transactions, as the nature of the transfer of cryptocurrencies is to settle existing liabilities, the amount of consideration is the carrying amount of liabilities relieved by the counterparties in accordance with ASC 610-20-32-5.

As the value of USDT pegs to US dollar and is relatively stable, the carrying amount of the USDT transferred approximates the amount of consideration. Therefore, the Company did not record any gain or loss on such transactions. The reassessed accounting treatment has no impact to the financial statements.

The Company proposes to add the following revised disclosure under the accounting policy of cryptocurrency assets.

“Cryptocurrency assets

The Company also enters into transactions to transfer cryptocurrencies to pay for operating expense and to acquire certain assets. Such transactions are accounted for in accordance with ASC 610-20, “Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets”. Under ASC 610-20, if the Group does not have a controlling financial interest in the entity that holds the cryptocurrency and the arrangement meets the criteria to be accounted for as a contract, the Group would de-recognize the cryptocurrency and recognize a gain or loss on the transfer of the cryptocurrency when control of the cryptocurrency transfers to the counterparty. The gain or loss is measured as the difference between the amount of consideration allocated to the cryptocurrency and its carrying amount. For the year ended December 31, 2021, the gain or loss recorded on such transactions was nil.”

Cryptocurrency Assets, page F-18

5.	Your response to prior comment 14 appears to make conflicting representations. In this regard, you state that you recognize impairment "whenever the carrying value for the cryptocurrency is below fair value." However, you also indicate that you use the open price at around 0:00 UTC of the day from bitfinex.com and coinmarketcap.com as fair value for purposes of assessing impairment of your ASC 350 intangible assets. In addition your proposed disclosures continues to include the phrase "at the time its fair value is being measured." Please reconcile this apparent inconsistency. To the extent that you do not recognize impairment whenever fair value is below carrying value, explain why you believe the policy complies with ASC 350-30-35-19. Lastly, clarify whether the "source for fair value determination" included in your response is your principal market. Refer to ASC 820-10-35-5 and 35-5A.

Simpson Thacher & Bartlett
December 30, 2022	-6-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company respectfully advises the Staff that in determining if an impairment has occurred, the Company considers the lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. In practice, the Company has been consistently measuring the fair value of cryptocurrency assets on each given day using the quoted price at 0:00 UTC on the day. If the then current carrying value of the cryptocurrency asset is greater than the fair value so determined, an impairment loss has occurred with respect to those cryptocurrency assets in the amount equal to the difference between their carrying values and the fair value determined. The Company believes such policy complies with ASC 350-30-35-19 to determine impairment of cryptocurrency assets.

The Company will revise and include the following accounting policy on cryptocurrency assets in its future filings to clarify an impairment is recognized when the carrying value for the cryptocurrency assets exceeds the fair value for each unit of cryptocurrency:

“Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur, principally decreases in the quoted prices of the cryptocurrencies, indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, the Company considers the lowest quoted price of one unit of cryptocurrency since acquiring the cryptocurrency. If the then current carrying value of the unit of cryptocurrency exceeds the fair value so determined, an impairment loss has occurred with respect to those units of cryptocurrencies in the amount equal to the difference between their carrying values and the fair value determined. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.”

The Company did not hold any cryptocurrency as of December 31, 2020. As of December 31, 2021, Bitcoin, Ethereum and Dogecoin are the only digital assets individually accounts for more than 1.0% of the Company’s total assets. Among which, Bitcoin is the only digital asset the Company has sold during the year ended December 31, 2021.

Simpson Thacher & Bartlett
December 30, 2022	-7-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company considered ASC 820-10-35-5 and 35-5A in determining the fair value of the cryptocurrency assets. In accordance with ASC 820-10-35-5A, the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market, unless contrary evidence exists. The Company sold bitcoins through Paxos.com during 2021, whereas the Company determined Coinbase.com to be the principal market of Bitcoin. Under ASC 820, a principal market is the market with the greatest volume and level of activity for the asset or liability. Coinbase is one of the largest cryptocurrency exchange in the world and the trading volume of Bitcoin is much greater than that in Paxos. Additionally, due to the long time took to set up an account with Coinbase, the Company has not sold bitcoins in Coinbase during 2021 and it graudally increased the transactions in Coinbase during 2022. The Company expects to transact Bitcoin mainly through Coinbase going forward and determined it to be the principal market of Bitcoin. However, the Company uses the average price from bitfinex.com and bitstamp.com to determine the fair value of Bitcoin as a consistent practice. The Company has analyzed that the price from Coinbase is not materially different than the evergae price of the two websites mentioned above. And the price from Paxos is not materially different than the price from Coinbase or the average price of the two websites either. The Company also determines Coinbase.com to be the principal market for other types of cryptocurrency assets as the Company expects to transact those cryptocurrencies mainly through Coinbase.com in the future. However, the Company uses the price from Coinmarketcap.com to determine the fair value of those cryptocurrencies as a consistent practice. Coinmarketcap is one of the world’s most-referenced price-tracking websites for cryptocurrencies, and the Company has analyzed that its price is not materially different than that in Coinbase.

Below is the breakdown by major types of the cryptocurrency assets held at December 31, 2021 and the source used to determine the fair value for each major type of the cryptocurrency. The Company takes the open price at around 0:00 UTC of the day from the websites as their fair value.

The Company’s previous response on the source for fair value determination for Bitcoin is not entirely accurate as the Company uses the average price from bitfinex.com and bitstamp.com to determine the fair value instead of bitfinex.com. The Company re-submits the sources for fair value determination for the Staff’s reference.

Type	Quantity	Amounts in thousands	Source for fair value determination
Bitcoin	450	$20,958	Average price from bitfinex.com[1] and bitstamp.com[2]
Ethereum	5,931	$21,242	coinmarketcap.com[3]
Dogecoin	51,794,410	$ 8,226	coinmarketcap.com[3]
Others	3,606,145	$ 4,651

1. As a cryptocurrency exchange founded in 2012, Bitfinex has been at the forefront of technological innovation in digital asset trading. The Bitfinex team has gained invaluable experience in blockchain technology while the platform has cemented its position as the go-to place for digital asset traders and institutions to trade. Bitfinex’s strategy focuses on delivering the best crypto trading experience for professional traders and liquidity providers around the world through the delivery of cutting-edge technology. See https://trading.bitfinex.com/t/BTC:USD? type=exchange.

2. Bitstamp is a cryptocurrency exchange founded in 2011 that allows trading between fiat currency, Bitcoin and other cryptocurrencies. It is now present in over 100 countries and catering to over 4 million customers across the globe. Bitstamp operates under a payment institution license in the European Union and the BitLicense in New York. See https://www.bitstamp.net/about-us/.

Simpson Thacher & Bartlett
December 30, 2022	-8-	Division of Corporation Finance U.S. Securities and Exchange Commission

3. CoinMarketCap is one of the world’s most-referenced price-tracking website for cryptocurrencies in the rapidly growing cryptocurrency space. CoinMarketCap reaches hundreds of millions of users a year. Founded in 2013, CoinMarketCap has quickly grown to become one of the most trusted source by users, institutions, and media for comparing thousands of cryptocurrencies and is commonly cited by CNBC, Bloomberg, and other major news outlets. (Even the U.S. government uses CoinMarketCap’s data for research and reports.) See http://www.coinmarketcap.com/coins.

Revenue Recognition
General, page F-23

6.	We note your reference on page F-25 to Note 24 with regard to your disaggregated revenue data. Please revise to provide disaggregated revenue information related to revenue earned from outside of the consolidated group and explain the relationship of the disaggregation of revenue earned from outside of the consolidated group to the revenue information disclosed for each reportable segment. Refer to ASC 606-10-50-5 and 50-6.

The Company respectfully acknowledges the Staff’s comment and respectfully provides revised disaggregated revenue information related to revenue earned from outside of the consolidated group in the Company’s response to comment 14. Please refer to the Company’s response to comment 14 for a revised disclosure of revenue from external customers and revenue from transactions with other operating segments within the consolidated entity including elimination of intersegment revenues. The Company respectfully advises that (1) cryptocurrency mining revenue of US$35.9 million generated from computing power provided by cryptocurrency mining segment to mining pool segment and (2) data center revenue of US$2.7 million generated from data center services provided by data center segment to cryptocurrency mining segment have been eliminated upon consolidation in the revised disaggregated revenue information, total consolidated revenue of which represents revenue earned from outside of the consolidated group. The Company respectfully clarifies that while cryptocurrency mining revenue generated from providing computing power to mining pool segment was eliminated in consolidation, the Company decided to present cryptocurrency mining revenue in the Segment Reporting footnote for presentation purposes in its Form 20-F for the fiscal year ended December 31, 2021.

Cryptocurrency Mining, page F-23

7.	Please clarify for us whether cryptocurrency mining revenue is eliminated in consolidation for each reporting period presented and subsequent periods. To this end, your disclosure suggests that cryptocurrency mining revenue is generated solely from providing computing power to a consolidated subsidiary, BTC.com. If cryptocurrency mining activities are eliminated in your consolidated financial statements and the policy only relates to a reportable segment, revise your footnote disclosure to include it in an appropriate context.

Simpson Thacher & Bartlett
December 30, 2022	-9-	Division of Corporation Finance U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company respectfully clarifies that cryptocurrency mining revenue was eliminated in consolidation for each reporting period presented in the Company’s 2021 Form 20-F. The Company respectfully advises the Staff that for fiscal year ended December 31, 2021, cryptocurrency mining revenue was generated solely from providing computing power to a consolidated subsidiary, BTC.com, and was eliminated in consolidation. For fiscal year ending December 31, 2022, the Company generates cryptocurrency mining revenue from providing computing power to both unaffiliated third-party mining pools and affiliated consolidated subsidiary, BTC.com; as such, cryptocurrency mining revenue generated from providing computing power to BTC.com will be eliminated in consolidation. The Company will revise and include the following disclosure in its future filings:

“Cryptocurrency mining

The Group has entered into a cryptocurrency mining pool, BTC.com, by executing contracts with the mining pool operator to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operator (less pool operator fees to the mining pool operator which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operator as a part of the contracts. Providing computing power in cryptocurrency transaction verification services is an output of the Group’s ordinary activities. The provision of computing power is the only performance obligation in the Group’s contracts with the pool operator. The transaction consideration the Group receives, if any, is noncash consideration, in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized when the computing power is provided to the mining pool and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.

Cryptocurrency mining revenue generated from providing computing power to the Group’s affiliated consolidated subsidiary, BTC.com is eliminated in consolidation, along with corresponding intercompany cost of mining pool services.”

8.	We will continue to consider your responses to our prior comments 12 and 15-18 based on your responses to our comments herein.

Mining Pool Services, page F-24

9.	Please provide an accounting analysis of ASC 606 step 1 for the transaction verification services you provide, including your consideration of ASC 606-10-25-4. For example, you state in your response to prior comment 21 that each creation of a block is a new contract, and the contract duration is “the time period from the creation of a block to the successful placement of that block.” In your response, you describe a practice that is inconsistent with this statement. It is also unclear whether this statement means that an ASC 606 contract exists only for each block attempt and, for each block attempt, only commences when you start providing transaction verification services.

Simpson Thacher & Bartlett
December 30, 2022	-10-	Division of Corporation Finance U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company receives both the block rewards and the transaction verification fees related to the transactions included in the block for its transaction validation services.

Block rewards

For block rewards, the customer is the blockchain as the Company attempts to be the first vendor to solve an algorithm that it will then place as a successful block on the blockchain in exchange for cryptocurrency block rewards awarded by the blockchain protocols. Such transaction validation services are output of the Company’s ordinary activities.

The Company has reconsidered its accounting analysis in connection with the Staff’s comment and concluded that a contract with the blockchain exists upon the transfer of a verified block to the blockchain at which point the criteria in ASC 606-10-25-1 would be met as follows:

a.	Both the blockchain and the mining pool operator have approved the contract in accordance with the blockchain protocols and customary business practices and are committed to the transaction.
b.	Blockchain’s right to receive the verified block which is added to the distributed ledger and the Company’s right to receive block rewards can be clearly identified.
c.	Payment terms for each verified block are clear.
d.	The contract has commercial substance as the risk, timing and amount of the Company’s future cash flows are expected to change as a result of the contract.
e.	Collection is probable as the Company will receive the block rewards immediately upon the transfer of a verified block to the blockchain.

The Company has considered ASC 606-10-25-4 and concluded that a contract does not exist upon the Company initially providing computing power to the blockchain to solve an algorithm because upon commencing the transaction validation service and before successfully verifying a block (that is, before the transfer of the promised performance obligation which is a successful block validation), the Company still has the unilateral right to terminate the service without compensating the blockchain.

Simpson Thacher & Bartlett
December 30, 2022	-11-	Division of Corporation Finance U.S. Securities and Exchange Commission

Transaction verification fees

For transaction verification fees, the requester for each blockchain transaction request is the customer as it has contracted with the Company or the mining pool operator by the blockchain protocols and the customary practices to obtain a service (successful transaction validation) that is an output of the Company’s ordinary activities in exchange for consideration.

A contract with the transaction requester exists upon the mining pool operator successfully validates a requester’s transaction to the distributed ledger, which is the same point of time as the transfer of a verified block to the blockchain. At this point, the criteria in ASC 606-10-25-1 would be met similar to the analysis for blockchain rewards above.

Similarly a contract does not exist upon the Company initially providing computing power to validate the requester’s transaction because before the transfer of the promised performance obligation which is a successful transaction validation, the Company still has the unilateral right to terminate the service without compensating the requester.

By successfully validating the block, the mining pool operator satisfies its performance obligation to both the blockchain and the transaction requester and should recognize revenue at that point in time.

The payment of block rewards and transaction verification fees in cryptocurrencies are non-cash consideration which should be measured at its estimated fair value at contract inception, that is, the date of each successful block validation, pursuant to ASC 606-10-32-21. In practice, the Company has been consistently using the price of cryptocurrency at 0:00 UTC time each day to measure the fair value of the noncash consideration for those contracts with contract inception date on that particular day.

10.	In order to help us evaluate your response to prior comment 21 related to recognition, please reconcile your policy of not recognizing revenue until “the Group has received the rewards” to ASC 606. Include in your reply, but do not limit it to, your consideration of ASC 606-10-32-4 upon successful placement of a block on a blockchain.

Simpson Thacher & Bartlett
December 30, 2022	-12-	Division of Corporation Finance U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company respectfully advises the Staff that the consideration for transaction validation services (block rewards and transaction verification fees) are received by the Company immediately upon the successful placement of a block. In other words, the completion of a successful block validation and receipt of the rewards occur simultaneously. As mentioned in the response to comment 9, the Company believes that by successfully validating the block, it satisfies its performance obligation to both the blockchain and the transaction requester and should recognize revenue at that point in time. This practice is consistent with ASC 606-10-32-4 as both the block rewards and the transaction verification fees are included in the transaction price.

11.	Please reconcile the table in response to comment 21 where you describe the timing of receipt of cryptoassets upon your successful placement of a block on the blockchain and the paragraph that follows it.

The Company respectfully presents the Staff with the following reconciliation:

Upon placement of a block on the blockchain, both block rewards and transaction verification fees will be transferred to the mining pool operator’s wallet. However, there is still a possibility of a fork, either a soft fork or a hard fork, to occur and cause the block placement to be unsuccessful and reversed. For example, a soft fork can occur when two miners simultaneously solve the algorithm and create a split in the blockchain. The fork that ultimately prevails will be determined by which one has more work or blocks added to it through further mining and the other fork will eventually be pruned. A hard fork is a more radical change to a blockchain and often result in a split in the network into two forks: one with the radical change implemented and one that continues as is. As mentioned in the paragraph that follows the table in the response to prior comment 21, based on common practice, the Bitcoin community has adopted six blocks or six confirmations as a standard confirmation period, which means it is unlikely a Bitcoin transaction or a block placement is reversed after six confirmations or approximately one hour. For Ethereum, the standard confirmation period is 12 blocks or two to three minutes. For Dogecoin, the standard confirmation period is 10 blocks or 10 minutes. The Company would ensure all block placements have passed the standard confirmation period so it is highly probable a reversal will not occur, that is, to make sure the block placement is successful.

Further, the Company has mentioned in the table in its response to prior comment 21 that for certain cryptocurrencies that the Company mines (bitcoin and dogecoin for example), the consideration will not be available for spending or transfer until a certain number of blocks have been added after the verified block (certain number of confirmations have been obtained). However, the Company would like to clarify that such restriction period for transfer or spending is not relevant to the determination of the point in time for revenue recognition.

Simpson Thacher & Bartlett
December 30, 2022	-13-	Division of Corporation Finance U.S. Securities and Exchange Commission

In summary, the Company would wait for all block placements to pass the standard confirmation periods to ensure the block placements is successful. The revenue is recognized at a point in time when each block is successfully placed to the blockchain.

The Company proposes to revise the accounting policy as follows to further clarify:

“Mining pool services

The Group considers itself the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. A contract with the blockchain for the block rewards or with the transaction requester for the transaction verification fees exists upon the transfer of a verified block to the blockchain. The performance obligation is to validate each block. Revenue is recognized at the point when the block validation is successfully completed and the Group has received the rewards. Revenue is measured at the fair value of rewards using the quoted price of the related cryptocurrency at contract inception.”

Cost of Services, page F-25

12.	You state in your response to prior comment 20 that costs of mining pool services include "other direct costs" such as server fees and labor for maintaining the mining pool services. Please tell us, and revise to clarify, whether other costs, such as electrical power, depreciation and amortization, etc. are included in such costs.

The Company respectfully advises the Staff that as the mining pool operator primarily uses cloud servers such as Amazon cloud services to run and maintain the software that dictates the mining process, electrical power costs incurred are not significant to the mining pool operator. In addition, as cloud service is primarily used, the mining pool operator does not hold material property and equipment. As a result, the mining pool operator does not incur significant depreciation expenses. The mining pool operator has incurred amortization expenses for the amortization of its intangible asset, a domain name. The Company proposes to revise the disclosure to indicate other direct costs include server fees, labor for maintaining the mining pool services and amortization of intangible assets.

Note 19. Related Party Transactions, page F-56

13.	Your response to prior comment 22 refers to disclosures in Note 22, however, such disclosures do not appear to address the December 21, 2020 subscription agreement with Good Luck Information as described on page 46. Please explain and provide us with the disclosures that you intend to include in future filings.

Simpson Thacher & Bartlett
December 30, 2022	-14-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company respectfully acknowledges the Staff’s comment and noted the disclosure was inadvertently missed in the footnote of 2021 Form 20-F. The disclosure on the December 21, 2020 subscription agreement with Good Luck Information was included in Note 21 Subsequent Events of 2020 Form 20-F. The following paragraph will be added to the disclosure in Note 19 Related Party Transactions in the Company’s future filings:

“Related Party Transactions

Good Luck Information Technology Co., Limited (“Good Luck Information”), a company incorporated in Hong Kong, is controlled by Mr. Man San Vincent Law, a founder of the Company. In December 2020, the Company entered into a definitive share subscription agreement with Good Luck Information for the issuance and sale of 85,572,963 Class A ordinary shares for a total purchase price of approximately US$23 million. The per share purchase price of US$0.269 is the closing trading price of the Company’s ADSs on December 18, 2020, the last trading day immediately preceding the date of the purchase agreement, as adjusted by a 1-to-10 ADS to ordinary shares ratio. In January 2021, the Company determined that 50% of the subscription price, or approximately US$11.5 million, shall be settled by U.S. dollars, with the remaining 50% of the subscription price, or approximately US$11.5 million, being settled by bitcoins. The applicable bitcoin to U.S. dollars exchange rate was US$32,326.29 to one bitcoin, being the average of the closing trading prices for bitcoin published by Coinmarketcap for each of the 31 days ended January 20, 2021. On February 23, 2021, the Company closed the private placement transaction pursuant to the definitive share subscription agreement with Good Luck Information. The Company received 356.04342 bitcoins and US$11.5 million in cash from Good Luck Information, and the Company issued 85,572,963 Class A ordinary shares to Good Luck Information. The fair value of the bitcoins on the date of closing is US$19.3 million.

Effective as of April 5, 2021, the Company’s Board of Directors has appointed Mr. Man San Vincent Law as its Executive Director and authorized the Company to issue 65,000 Class A preference shares (the “Preference Shares”) at US$1.0 per share, for a total consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a BVI company wholly-owned by Mr. Law. Following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power increased from approximately 17.66% to approximately 54.90% (based on the Company’s total outstanding share capital as of December 31, 2021) and assuming issuance of all shares under the Share Exchange Agreement). The following is a summary of the key terms associated with the Preference Shares.

(1) The voting power of each Preference Share is equal to that of 10,000 Class A ordinary shares of the Company, subject to proportional reduction commensurate with the number of Class A ordinary shares beneficial owned by Good Luck;

(2) The Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or ADRs;

(3) The Preference Shares are not entitled to receive dividends;

(4) If Good Luck transfers the Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding

Simpson Thacher & Bartlett
December 30, 2022	-15-	Division of Corporation Finance U.S. Securities and Exchange Commission

executive office in or being a member of the board of director of the Company, Class A Preference Shares shall cease to have any voting right and

(5) If Mr. Law ceases to serve as a director of the Company, the Company shall be entitled to redeem the Class A Preference Shares at the original subscription price.”

Note 24. Segment Reporting, page F-63

14.	Please revise to separately disclose revenue from your external customers and revenue from transactions with other operating segments within the consolidated entity and include the elimination of any intersegment revenues in your reconciliation of the reportable segments, revenues and profit and loss. Refer to ASC 280-10-50-22(a) and (b) and 50-30.

The Company respectfully acknowledges the Staff’s comment and respectfully presents revised disclosure of revenue from external customers and revenue from transactions with other operating segments within the consolidated entity including elimination of intersegment revenues in the following reconciliation of the reportable segments, revenues and profit and loss:

Simpson Thacher & Bartlett
December 30, 2022	-16-	Division of Corporation Finance U.S. Securities and Exchange Commission

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
	Amounts in thousands U.S. dollars (“US$”)
Reportable segment revenues:
Mining pool	—	—	1,310,970
Data center	—	—	14,593
Cryptocurrency mining	—	—	39,429
Others	5,161	2,167	2,516
Inter-segment(1)	—	—	(38,632)
Total segment and consolidated revenues	5,161	2,167	1,328,876
Reportable segment cost of revenue-exclusive depreciation and amortization:
Mining pool	—	—	(1,315,621)
Data center	—	—	(10,982)
Cryptocurrency mining	—	—	(14,900)
Others	(7,663)	(1,787)	(1,667)
Inter-segment(1)	—	—	38,632
Total segment and consolidated cost of revenue-exclusive depreciation and amortization	(7,663)	(1,787)	(1,304,538)
Reportable segment cost of revenue-depreciation and amortization:
Mining pool	—	—	(4,148)
Data center	—	—	(3,269)
Cryptocurrency mining	—	—	(11,649)
Others	(254)	(229)	(106)
Inter-segment(2)	—	—	295
Total segment and consolidated cost of revenue-depreciation and amortization	(254)	(229)	(18,877)
Total segment and consolidated cost	(7,917)	(2,016)	(1,323,415)
Reconciling items:
Operating expenses	(24,580)	(17,419)	(29,569)
Other operating income	39	534	8,140
Government grant	34	21	—
Other operating expenses	(582)	(273)	(14,686)
Net loss on disposal of cryptocurrencies	—	—	6,717
Impairment of cryptocurrencies	—	—	(31,757)
Changes in fair value of derivative instrument	—	—	3,696
Impairment of property and equipment	—	—	(22,392)
Changes in fair value of contingent considerations	—	—	13,936
Impairment of intangible assets	(26,909)	—	(56)
Impairment of goodwill	(19,200)	—	—
Inter-segment(2)	—	—	(7,840)
Operating loss from continuing operations	(73,954)	(16,986)	(68,350)
Other income, net	—	42	594
Interest income	1,308	242	56
Interest expense	—	—	(775)
Loss from equity method investments	(1,915)	(1,865)	(1,184)
Gain on previously held equity interest	—	—	5,500
Impairment of long-term investments	(1,372)	(4,787)	—
Gain from disposal of a subsidiary	—	—	234
Income tax benefit	1,083	30	359
Net loss from continuing operations	(74,850)	(23,324)	(63,566)

(1) The inter-segment eliminations mainly consist of (a) cryptocurrency mining revenue of US$35.9 million generated from computing power provided by cryptocurrency mining segment to mining pool segment and corresponding cost of revenue of US$35.9 million incurred by mining pool segment, and (b) data center revenue of US$2.7 million generated from data center services provided by data center segment to cryptocurrency mining segment, corresponding electricity cost of US$1.0 million incurred by data center segment, and corresponding data center services cost of US$1.7 million incurred by cryptocurrency mining segment, which have been eliminated upon consolidation.

(2) The inter-segment eliminations mainly consist of internal transfer costs related to the transfer of cryptocurrency mining machines out of China, all of which have been eliminated upon consolidation.

Simpson Thacher & Bartlett
December 30, 2022	-17-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Xianfeng Yang, Chief Executive Officer
Qiang Yuan, Chief Financial Officer
Bo Yu, Chairman, Chief Operating Officer
Man San Vincent Law, Executive Director
BIT Mining Limited

Danielle Bian, Partner
MaloneBailey LLP